53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

June 26, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Attn:	Sherry Haywood, Staff Attorney
Russell Mancuso, Legal Branch Chief

Re:	Better Choice Company Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 13, 2020
File No. 333-234349

Ladies and Gentlemen:

On behalf of our client, Better Choice Company Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 27, 2020, relating to the Company’s registration statement on Form S-1 filed on May 13, 2020 (the “Registration Statement”).

The Company has filed today Amendment No. 2 to the Registration Statement (the “Amendment”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the version filed on May 13, 2020.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

June 26, 2020

Amendment No. 1 to Form S-1 Filed May 13, 2020

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 31

1.
We note your response to comment two in our letter dated November 19, 2019. It does not appear that Exhibit 3.4 is the exhibit covering your by-laws and Exhibit 3.5, which covers your 2016 bylaws, does not appear to contain an exclusive forum provision. Please advise. Also, with respect to the provision from your bylaws cited in your letter of correspondence, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. We may have additional comment based on your response.

Response: The Company respectfully advises the Staff that, due to an administrative error, the document included as Exhibit 3.5 to the Registration Statement did not reflect the Company’s current Bylaws. Accordingly, the Company has filed this Amendment to include the Company’s current Bylaws. The exclusive forum provision is Article VIII. Governing Law; Jurisdiction of the Company's current Bylaws. The Company does not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder, or any other claim for which the federal courts have exclusive jurisdiction. The Company does not intend for the exclusive forum provision to apply to actions arising under the Securities Act and we also note that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Subsequent to filing this Amendment, the Company intends to amend the current Bylaws to state clearly that Article VIII does not apply to any actions arising under the Exchange Act and that the entirety of Article VIII only applies to the fullest extent permitted by law.

General

2.
We note your reliance on the exemptive order dated March 4, 2020. In order to meet the financial statement requirements of Form S-1, you will need to file your financial statements for the quarter ended March 31, 2020 before we will accelerate the effective date of your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment. The interim condensed consolidated financial statements of the Company for the quarter ended March 31, 2020 have been filed with the Amendment.

*     *     *     *

June 26, 2020

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (212) 906-1297. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Erika L. Weinberg
Erika L. Weinberg
of LATHAM & WATKINS LLP

Enclosures
cc:	Werner von Pein, Chief Executive Officer of Better Choice Company Inc.